Exhibit 3.1

CERTIFICATE OF ELIMINATION

OF

4.700% FIXED-RATE RESET

NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES B

OF

ALLY FINANCIAL INC.

(Pursuant to Section 151(g)

of the General Corporation Law

of the State of Delaware)

Ally Financial Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware that the following resolutions included in the unanimous written consent dated May 4, 2026 of the Pricing Committee (the “Committee”) of the board of directors of the Corporation (the “Board”), in accordance with the resolutions of the Board dated March 6, 2026, with respect to the Corporation’s 4.700% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”) and the Certificate of Designations relating to the Series B Preferred Stock as filed with the Secretary of State of the State of Delaware on April 21, 2021, were duly adopted upon the completion of the redemption of all outstanding shares of the Corporation’s Series B Preferred Stock:

RESOLVED, that pursuant to Section 151 of the General Corporation Law of the State of Delaware and in accordance with the resolutions duly adopted by the Board of Directors of the Corporation (the “Board”) on February 23, 2021, the provisions of the Amended and Restated Certificate of Incorporation of the Corporation and the Amended and Restated By-Laws of the Corporation and applicable law, a Pricing Committee of the Board, by resolutions duly adopted on April 19, 2021, authorized the creation and issuance of 1,350,000 shares of 4.700% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”), of the Corporation, and established the designation, voting rights, preferences, redemption rights, qualifications, privileges, limitations, restrictions and special or relative rights thereof, and authorized the filing of the Certificate of Designations with respect to the Series B Preferred Stock (the “Series B Certificate of Designations”) with the Secretary of State of the State of Delaware; and it is further

RESOLVED, as of the date hereof, no shares of the Series B Preferred Stock are outstanding and no shares of the Series B Preferred Stock will be issued subject to the Series B Certificate of Designations; and it is further

RESOLVED, that when a certificate setting forth this resolution becomes effective, it shall have the effect of eliminating from the Amended and Restated Certificate of Incorporation all matters set forth in the Series B Certificate of Designations with respect to the Series B Preferred Stock; and it is further

RESOLVED, that any officer of the Corporation with the title of Chief Executive Officer, Chief Financial Officer, Chief Legal and Corporate Affairs Officer, Senior Executive Vice President, Executive Vice President, Vice President, Secretary, Assistant Secretary, Treasurer or Assistant Treasurer is hereby authorized, in the name and on behalf of the Corporation, to prepare, execute and file with the Secretary of State of the State of Delaware a Certificate of Elimination relating to the Series B Preferred Stock.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be signed by Jeffrey A. Belisle, its Assistant Secretary, on this 19th day of May, 2026.

ALLY FINANCIAL INC.

By:	/s/ Jeffrey A. Belisle
	Name:	Jeffrey A. Belisle
	Title:	Assistant Secretary

[Signature Page to Certificate of Elimination]